

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

Mail Stop 7010

September 27, 2006

ATS Inc.
Mark Chatterji, President and Director
71683 Riverside Drive
Covington, LA 70433

Re: Energy Partners, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed by ATS Inc. and Woodside Petroleum on September 8, 2006

Dear Mr. Chatterji:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC 14A submitted on September 8, 2006

1. Update your disclosure reflect the revisions to your offer conditions.

2. Please include the information required by Item 14 of Regulation 14A with regard to the potential merger between ATF and Energy Partners Ltd. Refer to Note A of Schedule 14A. In the alternative, please provide us with an analysis supporting the decision to omit such information.

3. We note that you are seeking the authority to withhold proxies in order to deny a quorum. The Staff does not believe that the withholding of proxies to deny quorum is consistent with Rule 14a-4(e). Refer to the Tenth Annual Report of the Securities and Exchange Commission at page 53. Please revise your proxy statement accordingly.

4. On the facing page of your proxy statement, please discuss the "two other proposals" shareholders would be voting against by tendering their proxy to you.

5. On page 2, you indicate that this summary is qualified by the entirety "by the offer to purchase and the related letter of transmittal." Please remove this qualification. Please similarly revise throughout your document where you indicate your disclosure is "qualified in its entirety" by reference to other documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for the accuracy of the disclosure that appears in your document.

6. Where appropriate, provide a discussion of your anticipated recourse if the proxy solicitation is unsuccessful.

A vote against the proposals concerning the Proposed Stone Merger allows you to receive significantly greater value for your Shares, page 2

7. We note your statement that voting against the Stone Merger allows holders to receive "significantly greater value." Please revise to clarify here and throughout the document that if the Stone Merger proposal is defeated there is no guarantee that the ATS/Woodside offer would go forward and a significant possibility that no transaction will occur. In each place where you discuss the benefits of the ATS/Woodside offer the disclosure should clearly and prominently disclose that the ATS/Woodside offer is subject to substantial uncertainty.

8. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. Please expand your disclosure accordingly. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and/or recharacterization as statements of belief or opinion:

   - "a vote 'AGAINST' the proposals concerning the Proposed Stone Merger allows you to receive significantly greater value for your shares."
   - "the resulting company will be significantly more leveraged and such leverage will decrease its financial and operating flexibility."

9. Please clarify whether the immediate premium for Energy Partners shareholders would be based upon the closing price of the company's common stock on August 25, 2006 and not to current trading prices of the security.

Conditions to the Offer, page 5

10. Please expand your disclosure to explain all conditions to the offer.

Certain Information Concerning the Proposed Stone Merger, page 8

11. We note your statement that "the purpose of the solicitation made by this Proxy Statement is to enable the Company's stockholders to satisfy one of the conditions to the Offer which would allow stockholders to decide for themselves which proposal is financially superior and act accordingly." Please revise this disclosure to clarify that voting against the merger does not allow stockholders to decide which proposal is financially superior and act accordingly. A successful solicitation against the merger will permit the holders to choose between remaining shareholders of a company that has not engaged in the Stone merger or tendering shares into an offer with substantial unsatisfied conditions.

Certain Information Concerning ATS and Woodside, page 9

12. Revise your disclosure in this section to clearly identify participants in the solicitation. Refer to Item 4 of Schedule 14A. In addition, please provide an analysis supporting you apparent determination that Woodside Finance Pty Ltd is not a participant in the solicitation.

Other Proposals, page 10

13. Please describe these matters in more detail in the body of your proxy statement. Alternatively, we note that you may rely upon Rule 14a-5(c) to omit information contained in the Energy's soliciting materials. However, you must make a clear reference to such proxy statement. In addition, expand your disclosure to explain in greater detail why you are recommending that shareholders vote against the merger.

Solicitation of Proxies, page 12

14. Please clarify the nature of the financial advisory services Credit Suisse Securities will be undertaking for Woodside and ATS.

* * * * *

Please respond to these comments by filing a revised preliminary proxy statement and continue to comply with our comments when disseminating information in the future. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or me at (202) 551-3445 with any other questions.

Sincerely,

Michael Pressman
Office of Mergers & Acquisitions
Special Counsel